

March 21, 2013

<u>Via E-mail</u>
Michael Hill
Chief Executive Officer
StreamTrack, Inc.
347 Chapala Street
Santa Barbara, CA 93101

>   **Re: StreamTrack, Inc. (f/k/a/ Lux Digital Pictures, Inc.)**
>   **Amendment No. 1 to Current Report on Form 8-K**
>   **Filed December 21, 2012**
>   **Response dated December 28, 2012**
>   **Form 10-K for the Fiscal Year Ended August 31, 2012**
>   **Filed December 14, 2012**
>   **Form 10-Q for the Fiscal Quarter Ended November 30, 2012**
>   **Filed January 14, 2013**
>   **File No. 333-153502**

Dear Mr. Hill:

    We issued comments to you on the above captioned filings on January 24, 2013. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by April 4, 2013.

    If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

    Please contact Brandon Hill, Attorney-Advisor, at (202) 551-3268, or Larry Spirgel, Assistant Director, at (202) 551-3810, if you have any questions.

>   Sincerely,
>
>   /s/ Kathleen Krebs, for
>   Assistant Director
>   Larry Spirgel